The Hillman Companies, Inc.
10590 Hamilton Avenue
Cincinnati, Ohio 45231

October 8, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Terence O’Brien Accounting Branch Chief, Division of Corporation Finance

Re:	The Hillman Companies, Inc. Form 10-K for the Year Ended December 31, 2013 Filed March 28, 2014 Form 10-Q for the Quarter Ended June 30, 2014 Filed August 14, 2014 File No: 1-13293

Dear Mr. O’Brien:

The Hillman Companies, Inc. (the “Company”)  is sending this letter to confirm the extension of time to respond to the Staff’s comment letter relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.  As discussed, the Company will file its written response to the Staff’s comment letter no later than October 24, 2014.  Please contact Doug Roberts at (513) 826-0665 with any questions or comments.

Sincerely,

/s/ Anthony A. Vasconcellos

Anthony A. Vasconcellos
Chief Financial Officer
The Hillman Companies, Inc.

cc:           Jeffrey Gordon, Securities and Exchange Commission
Doug Roberts, The Hillman Companies, Inc.